UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2010

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On February 4, 2010, ASAT Holdings Limited (the “Company”) issued a press release announcing that its subsidiary New ASAT (Finance) Limited had successfully concluded a Consent Solicitation and subsequently the Company had completed the sale of all the equity in ASAT Limited and certain intercompany loan receivables. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: February 5, 2010

	By:	/s/ ERIC EARLE THOMPSON
	Name:	Eric Earle Thompson
	Title:	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press Release dated February 4, 2010, announcing that its subsidiary New ASAT (Finance) Limited had successfully concluded a Consent Solicitation and subsequently the Company had completed the sale of all the equity in ASAT Limited and certain intercompany loan receivables.

Exhibit 99.1

ASAT Holdings Limited Announces Successful Consent Solicitation and Completion of

the Sale of all the Shares in ASAT Limited and a Loan Receivable from ASAT Limited to ASAT Holdings Limited

HONG KONG, DONGGUAN, China and MILPITAS, Calif., – February 4, 2010 –ASAT Holdings Limited (ASTTY.PK) (the “Company”), today announced that in response to the Consent Solicitation issued by New ASAT (Finance) Limited (“ASAT Finance”) on January 25, 2010, it has received consents from holders owning 59.05% in principal amount of the 9.25% Senior Notes due 2011 (the “Existing Notes”) to amend the indenture governing the Existing Notes. Subsequent to receiving majority consent from holders of the Existing Notes, the Company has completed the sale to Global A&T Electronics Ltd. (“GATE”), the nominee and the immediate parent of United Test and Assembly Center Ltd., of all the shares in ASAT Limited, the Company’s wholly owned subsidiary, which is itself the indirect parent of ASAT Semiconductor (Dongguan) Limited, the only operating subsidiary of the Company. ASAT Limited is a global provider of semiconductor package design, assembly and test services.

As part of the transaction, GATE also purchased a loan receivable by the Company in the amount of $226.4 million from ASAT Limited, and a loan receivable by ASAT Finance in the amount of $171.0 million, also from ASAT Limited. In addition, the single share of ASAT Finance, the issuer of the Existing Notes, was transferred to the Company, such that ASAT Finance became a direct subsidiary of the Company and was not transferred to GATE as part of the transactions set forth above (the “Sale Process”).

As a consequence of the above transactions, the assets of the Company consist only of the net proceeds of the sale of the shares of ASAT Limited and the Company’s loan receivable as well as the shares of ASAT Finance and the shares of Newhaven Limited, a dormant British Virgin Islands company with certain dormant direct and indirect subsidiaries. The assets of ASAT Finance comprise the net proceeds of the sale of the loan receivable of ASAT Finance. The net proceeds of the sale, including US$5 million that have been placed in escrow for 60 days against warranty claims and deficiency of working capital below a specified amount, are approximately US$44.6 million. The liabilities of the Company include its obligations as a guarantor under the Existing Notes and a borrower under a certain purchase money loan agreement (the “PMLA”), plus certain debts to professional advisors. The liabilities of ASAT Finance consist of its obligations as issuer of the Existing Notes as well as a guarantor under the PMLA subject to certain limitations.

It is the intention of the Company as soon as possible to appoint a liquidator and to enter into a members’ voluntary liquidation under the laws of the Cayman Islands. The liquidator is expected to distribute the proceeds of the Sale Process to the stakeholders of the Company and of ASAT Finance and then to wind up the Company and ASAT Finance. As the proceeds of the Sale Process will not be sufficient to satisfy the obligations of the Company and of ASAT Finance to the holders of the Existing Notes and the lenders under the PMLA it is expected that the shareholders of the Company will not receive anything in the distribution of the proceeds from the Sale Process.

Commencement of a members’ voluntary liquidation will require the approval of the shareholders of the Company as a special resolution. Notice will be sent to shareholders shortly informing them of the holding of an Extraordinary General Meeting for this purpose.

GATE intends to change the name of ASAT Semiconductor (Dongguan) Limited to UTAC Dongguan Limited, and ASAT Limited to UTAC Hong Kong Limited as soon as possible.

About Global A&T Electronics Ltd

Global A&T Electronics Ltd (GATE Group), with its operating subsidiary United Test and Assembly Center Ltd (UTAC), is a leading independent provider of semiconductor assembly and testing services for a broad range of integrated circuits including memory, mixed-signal, analog, logic and radio frequency ICs. The Group offers a full range of package and test development, engineering and manufacturing services and solutions to a worldwide customer base, comprising leading integrated device manufacturers (IDMs), fabless companies and wafer foundries. GATE Group operates manufacturing facilities in Singapore, Thailand, Taiwan and China, in addition to its global network of sales offices in the United States, Europe, Japan, Korea, China and Singapore. For more information, please visit www.utacgroup.com

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

For GATE Group please contact:

Chong Chow Pin

Corporate Finance & Development

Email: ir@sg.utacgroup.com

Josephine Lim

Group Corporate Communications

Email: media@sg.utacgroup.com

Tel: (65) 6481-0033

Fax: (65) 6551-1521